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Exhibit (a)(1)(xiii)

[DOVER ACQUISITION CORP. LETTERHEAD]

December 20, 2004

Dear Dover Investments Corporation Stockholder:

This is a follow-up letter to our letter of December 8, 2004. As we mentioned in that letter, we need your help to complete our tender offer for your shares of Dover Investments Corporation for a price of $31.30 per share in cash.

If you have already tendered your shares, thank you. If you have not as yet done so and have any questions or need assistance, please call Erika Kleczek at my office. Her number is (415) 777-0533.

Our offer has a deadline of January 11, 2005, unless extended. If we do not get this tender offer completed this opportunity may be lost.

Thank you for your help in making this tender offer a success.

Sincerely,

/s/  FREDERICK M. WEISSBERG
Frederick M. Weissberg
Chairman of the Board and President

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  Exhibit (a)(1)(xiii)